SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated August 14, 2008.

Document 1

For Immediate Release	August 14, 2008
RM: 12 – 08

Crystallex Reports Q2 2008 Financial Results

TORONTO, ONTARIO, August 14, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported its financial results for the quarter ended June 30, 2008. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR.

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Company’s principal asset is its interest in the Las Cristinas gold project located in Sifontes, Bolivar State, Venezuela. The Company’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the “El Callao operations”).

Highlights

Las Cristinas Permitting to Impact the Environment

To date, the Company has not been granted the Permit required to begin mine construction at the Las Cristinas site. Below is a chronology of the recent steps that have been taken to secure the Permit:

▪
During 2007, the Corporacion Venezolana de Guayana (“CVG”) was formally notified by the Ministry of Environment and Natural Resources (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which will enable construction of the mine to begin. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments were raised in discussions with Government officials at that time; they subsequently confirmed that the Company was in good standing for the issuance of the Permit.

▪
In early 2008, Mr. Rodolfo Sanz was appointed Minister of the Ministry of Basic Industries and Mining (“MIBAM”) and President of the CVG, both titles giving him direct responsibility for the Las Cristinas project. Crystallex officials have met with the Minister on an ongoing basis.

▪
On April 30, 2008, the Company reported that the Director General of the Administrative Office of Permits at MinAmb had issued a letter to the CVG denying its request for the Permit for the Las Cristinas project.

▪	On May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb.
▪
Crystallex argues that the position taken by the Director General, which led to the existing appeal against the Minister of MinAmb, is in conflict with the Las Cristinas EIS approval, the Construction Compliance Guarantee Bond request and Environmental Tax request already issued by MinAmb. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. In addition, the Company has said that the Ministry’s position appears to contradict normal mineral mining practices in the Imataca Forest Region and does not conform to the treatment of either current and/or historic projects. In addition, Crystallex believes that the position of this official and statements made by the Minister of MinAmb contradict Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, and MIBAM Resolutions.

▪	On May 30, 2008, the Company reported that the Director General denied the legal rebuttal and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.
▪
On June 4, 2008, the Company appeared by invitation at a public hearing of the Economic Development Committee of the Venezuelan National Assembly. At the hearing, Crystallex gave a presentation addressing plans for mining at Las Cristinas. The presentation included the Company’s plan for remediation and dealing with the environmental issues at the project and its planned social projects for the local communities such as employment and training projects. Senior representatives of MIBAM who appeared before the Committee hearings supported the position presented by Crystallex.

▪
The resolution issued by the Committee states that the Las Cristinas project has been in development for a significant period of time with the support of several different branches of the Government. The resolution further notes that there was a lack of coordination between the various Government branches, and calls for a positive solution which should take into consideration the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage at Las Cristinas.

▪
On June 16, 2008, the Company filed an appeal with the Minister of MinAmb. The Minister has 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the appeal is deemed to be denied.

▪
On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting where Crystallex was informed that MinAmb was instructed by the Government of Venezuela to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued.

▪
In early August, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

▪	On August 8, 2008, as part of the ongoing process towards issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

Liquidity and Capital Resources

▪	Cash and cash equivalents at June 30, 2008 were $61.5 million.
▪
Assuming expenditures at approximately the reduced rate following cost reductions in the first half of 2008, the Company forecasts that it will have cash to fund its operations until the third quarter of 2009 (see “Liquidity and Capital Resources”).

Financial Performance

▪	Six months loss of $21.2 million, or $0.07 per share; second quarter loss of $10.0 million, or $0.03 per share.
▪
Loss of $2.8 million and $2.2 million for six months and three months ended June 30, 2008, respectively, from operations at El Callao (the loss is inclusive of exploration expenditures of approximately $1.6 million and $0.8 million, respectively).

▪	Expenditures of $12.7 million and $7.3 million on Las Cristinas for the six months and three months ended June 30, 2008, respectively.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2008		2007
	Q2	Q1	Q4	Q3 (Amended)
Revenue	$5,233	$5,901	$4,809	$2,188
Net loss previously reported	-	-	-	($9,256)
Adjustment to unrealized gain	-	-		2,534
Net loss as amended	$(9,995)	$(11,202)	$(8,787)	$(6,722)
Per share – Basic and diluted	$(0.03)	$(0.04)	$(0.03)	$(0.03)

$,000 except per share	2007		2006
	Q2 ((Amended))	Q1 (Amended)	Q4	Q3
Revenue	$2,848	$3,720	$5,720	$9,769
Net loss previously reported	($13,703)	($12,071)	($11,617)	($8,815)
Adjustment to unrealized gain	1,580	9,252	-	-
Net loss as amended	$(12,123)	$(2,819)	($11,617)	($8,815)
Per share – Basic and diluted	$(0.05)	$(0.01)	$(0.04)	$(0.04)

Financial Results Overview

The Company recorded a net loss for the first six months and second quarter of 2008 of $21.2 million, (($0.07) per share) and $10.0 million, (($0.03) per share) respectively, as compared with net losses of $14.9 million, (($0.06) per share) and $12.1 million (($0.05) per share) for the comparable periods in 2007. The losses in the first six months and second quarter of 2008 are principally attributable to the aggregate of corporate general and administrative costs, interest expense, foreign exchange losses and losses at the El Callao mining operations.

The increase in the net loss for the first six months of 2008 compared to the first six months in 2007 is due primarily to recording a foreign currency loss of $6.7 million in 2008 compared to a foreign currency gain of $7.2 million in 2007. These amounts include an unrealized foreign currency translation loss of $9.9 million in 2008 compared to an unrealized gain of $10.8 million in 2007 as a result of translation of future income tax liabilities in the Venezuelan Branch. The increased exchange loss was offset in part by a $5.3 million reduction in general and administrative expenses (2008: $7.1 million vs 2007: $12.4 million) and a 2008 gain on sale of equipment of $1.6 million. The decrease in the net loss in Q2 2008 compared to Q2 2007 is due primarily to a reduction in general and administrative expenses, and offset by an increase in the unrealized foreign exchange loss.

Mining revenue at the El Callao operations was $11.1 million for the first six months of 2008 compared to $6.6 million for the first six months of 2007. The Company recorded an operating loss of $2.8 million at the El Callao operations for the first six months of 2008 compared to an operating loss of $3.4 million for the first six months in 2007. The loss was reduced despite higher spending on exploration as revenue from gold sales increased in the first half of 2008 compared to the comparable period in 2007 due to higher average gold prices.  This higher realized price more than offset the reduction in ounces sold and higher operating and exploration costs.

Cash flow used in operating activities was a deficit of $12.8 million for the first six months of 2008 compared to a deficit of $23.4 million for the comparable period in 2007.  The cash flow deficit incurred in the first six months of 2008 was largely attributable to $7.1 million of corporate general and administrative expenses, cash interest payments of $4.7 million and cash used to fund exploration at the El Callao operations.  Cash flow from operations for Q2 2008 was a deficit of $4.6 million and similarly, principally reflects cash payments for general and administrative expenses and funding exploration at El Callao.

The Company’s cash position at June 30, 2008 decreased to $61.5 million from $67.2 million at March 31, 2008. Capital expenditures for Las Cristinas were $7.3 million in Q2 2008 compared to $5.5 million in Q1 2008.

El Callao Operations Review

Key Mine Operating Statistics (USD)
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating Statistics
Gold Production (ounces)	6,838	7,814	14,099	18,055
Gold Sold (ounces)	6,830	7,416	14,885	17,182
Per Ounce Data:
Total Cash Cost[1,2]	$960	$628	$822	$526
Total Cost[1,2]	$973	$635	$833	$532
Average Realized Gold Price[2]	$766	$384	$748	$382
Average Spot Gold Price	$896	$668	$911	$659

Key Mine Operating Statistics (Bolivars)
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating Statistics
Gold Production (ounces)	6,838	7,814	14,099	18,055
Per Ounce Data: (Bolivars)
Average Realized Gold Price	2,597	1,427	3,074	1,411
Total Cash Cost[1,2]	3,254	2,334	3,372	1,943
Financial Results (Bolivars, 000’s)
Mining Revenues	17,740	10,580	45,761	24,240
Total Cash Operating Cost[1]	22,221	17,312	50,191	33,380
Average Foreign Exchange Rate	3.39	3.72	4.11	3.69

[1]
Total Cost represents the total cost of gold production, including amortization, depletion, accretion and revisions to asset retirement obligations.  For an explanation, refer to the section on Non-GAAP measures at the end of this MD&A.  The calculation is based on ounces of gold sold.  Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

[2]	Based on the average parallel (market) exchange rate in effect during the period.

Production Summary
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Gold Production (ounces)
Tomi Open Pits	2,388	1,366	4,197	4,710
Tomi Underground	1,589	3,375	3,845	7,634
La Victoria	2,148	1,812	5,300	3,955
Purchased Material	713	1,261	765	1,756
Total Gold Production (ounces)	6,838	7,814	14,099	18,055
Total Ore Processed[1] (tonnes)	75,650	72,808	153,489	159,489
Head Grade of Ore Processed (g/t)	3.15	3.88	3.22	4.07
Total Recovery Rate (%)	89%	86%	89%	86%
Total Gold Recovered (ounces)	6,838	7,814	14,099	18,055
Total Cash Cost Per Ounce Sold	$960	$628	$822	$526
Mine Operating Cash Flow ($,000)[2]	($1,322)	($1,812)	($1,078)	($2,477)
Capital Expenditures ($000)[3]	----	---	---	---
Net Mine Cash Flow ($000)	(1,322)	($1,812)	($1,078)	($2,477)
[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
[2]
Mining Revenues less Operating Expenses adjusted for non-cash items and excludes exploration costs of $0.84 million in the three months ended June 30, 2008 (2007: $0.46 million)  and $1.6 million in the six months ended June 30 2008 (2007: $0.79 million).

[3]
Capital expenditures at the El Callao operating mines, excludes Las Cristinas.  Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” below or in the Company’s 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 15, 2008	By:	/s/ Hemdat Sawh
			Name: Title:	Hemdat Sawh Chief Financial Officer